EXHIBIT TO ITEM 77M

MERGERS
Touchstone Strategic Trust

	On November 21, 2013 the Board of Trustees of Touchstone Strategic Trust approved the Agreement and Plan of Reorganization (the 'Plan') between the Touchstone Small Company Value Fund, a series of Touchstone Strategic Trust, and the Touchstone Small Cap Value Fund, a series of Touchstone Funds Group Trust, whereby the Touchstone Small Company Value Fund would transfer to the Touchstone Small Cap Value Fund all of its assets, subject to all of its liabilities, in exchange for shares of the Touchstone Small Cap Value Fund.

      Circumstances and details of the reorganization are described and incorporated by reference to Form N-14 filed with the Securities and Exchange Commission ("SEC") via Edgar on
December 20, 2013 (Accession No.: 0001104659-13-091573).